FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, April 6, 2018.

To

B3 S.A. – Brasil, Bolsa, Balção

Department of Company Monitoring and Offer of Fixed Income Securities 2

Att. Maiara Madureira

With copy to

Securities and Exchange Commission of Brazil – CVM

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.:   Response to the Official Letter 636/2018-SAE/GAE-2 (“Official Letter”)

Dear Sirs,

Companhia Brasileira de Distribuição, a publicly traded company with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antônio, 3142, enrolled with the National Taxpayers Registry of the Ministry of Treasury under No. 47.508.411/0001-56 (“Company”), in compliance with the requests made in the Official Letter indicated hereof dated April 5, 2018, as reproduced below1, hereby clarifies as follows:

“Dear Sir,

Considering the terms of the call notice of the Annual and Extraordinary General Meeting to be held on 04/27/2018 and of the management proposal to be submitted to the mentioned meeting, we hereby request you to inform, up to 04/06/2018, whether the change in the corporate purpose of the company will trigger the shareholders’ right to withdraw provided in article 137 of Law 6,404/76.

In case of right of withdraw, inform:

• The base-date that shareholders registered in the Company's records will have the right to dissent;

• The refund amount, in R$ share;

• The deadline and procedures that dissenting shareholders must adopt to pronounce themselves.”

In response to the Official Letter, the Company clarifies that, according to the Management Proposal to be submitted to the Annual and Extraordinary General Meeting to be held on April 27, 2018 (“Management Proposal”), the management of the Company proposes the amendment of the corporate purpose to include the activity of importation, distribution and commerce of the following products: toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

1 Free translation of the original.

The mentioned proposal will not cause any change in the activities currently performed by the Company, since such activity is already performed by the Company and is implicitly covered by Article 2, caput, of the Bylaws: “ARTICLE 2 - The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.”

As indicated in the Management Proposal, specific statutory provision (and not only implicit) is required for the importation, distribution and commerce of such specific products to meet the regulatory requirements of the National Institute of Metrology, Quality and Technology (“INMETRO”), provided in the following rules issued by INMETRO: Article 4, §2º of Rule 512/2016, Rule 563/2016 (toys), Rule 14/2016 (metallic pans), Rule 616/2012 (domestic stairs), Rule 351/2012 (baby strollers), Rule 270/2015 (party articles), Rule 262/2012 (school articles), Rule 544/2012 (tires), Rule 371/2009 and 121/2015 (household appliances), Rule 656/2012 (bikes), Rule 342/2014 (monoblock plastic chairs) and Rules 76/2016 and 144/2015 (lamps).

In case the Company does not include such activity in the corporate purpose, it could not continue to perform the importation, distribution and commerce of such products.

Considering that the proposal of the management regarding the inclusion of such activity in the corporate purpose does not change it in substance, but only clarifies it in order to comply with INMETRO’s requirement, the Company understands that, if approved at said Meeting, the matter will not trigger the right to withdraw to dissenting shareholders, since it does not characterize the effective change of the corporate purpose for the purposes of Article 137 of Law 6,404/76.

Thus, believing to have clarified the queries made in the Official Letter, the Company shall remain available to provide any additional clarification that may be needed.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Daniela Sabbag

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 9, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.